FOSTER'S
GROUP

[redacted]

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Full Year Results Presentation"

Released: 26 August 2008

Pages: 26
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105



Foster's Group 2008 Full Year Results

26 August 2008

FOSTER'S GROUP



OUTLOOK STATEMENT DISCLAIMER

Foster's Group Limited (Foster's) advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control.

No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based.

Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement.

FOSTER'S GROUP

David Crawford
Chairman



BOARD AGENDA

2008 Results	• Balance sheet and cash flow strong • Strong beer performance • Wine results do not meet our expectations
Wine Review	• Comprehensive review in progress • Review to be completed by end 2008
CEO Recruitment	• Search is progressing according to plan
Board Renewal	• 3 new Board members in the past 12 months • New perspectives and balance of skills
Acting CEO	• Top level accountability • Business continuity and smooth transition to the incoming CEO

FOSTER'S

Ian Johnston
Acting
Chief Executive Officer



Angus McKay
Chief Financial Officer



2008 RESULTS SUMMARY

- Earnings per share[1] up 3.4% to 36.8 cents
- Constant currency EBITS up 4.3% to $1,139m
- Net Profit[1] down 0.4% to $713.2m
- Cash Flow after Dividends up 52% to $434m
- Final Dividend up 9.6% to 14.25 cents per share
- Continuing business significant items of $606m after tax

Unless otherwise stated, all figures are continuing business before significant items and SGARA
1. Continuing and discontinued business before significant items and SGARA

FOSTER'S

KEY FINANCIALS

	Constant Currency Change	Reported Currency Change	FY 08
Volume (9L cases millions)	-3.9%	-3.9%	156.1m
Net Sales Revenue	-0.1%	-4.0%	$4,372.7m
EBITS	+4.3%	-1.4%	$1,138.9m
Net Interest Expense	-13.2%	-22.7%	$(144.7)m
Tax Expense	+7.5%	+2.7%	$(278.8)m
Net Profit after tax[1]	+4.0%	-0.4%	$713.2m
Earnings per share[1]	+7.9%	+3.4%	36.8¢
ROCE[1]		+50bps	15.5%

1. Continuing and discontinued business before significant items and SGARA

FOSTER'S

KEY FINANCIALS
CONTINUING BUSINESS SIGNIFICANT ITEMS

	Americas $m	AAP $m	Total $m
Goodwill	190.2	201.3	**391.5**
Brand names	79.3	-	**79.3**
Property, plant and equipment	89.1	5.0	**94.1**
Agriculture	24.8	-	**24.8**
Inventory	40.5	86.4	**126.9**
Other	13.8	-	**13.8**
Continuing Business Significant Items pre tax (loss)	**437.7**	**292.7**	**730.4**
Tax			124.6
Continuing Business Significant Items after tax (loss)			**605.8**

KEY FINANCIALS
CASH FLOW

Cash flow remains outstanding



Cash Conversion (%)[1]
102.5
92.9
93.2
FY 06
FY 07
FY 08



Cash flow after dividends ($m)
328.1
285.0
433.9
FY 06
FY 07
FY 08

1. Cash Conversion is defined as Continuing business OCFPIT divided by EBITDAS

EBITS

		Constant Currency Change	Reported Currency Change	FY 08 $m
Region	AAP	+8.1%	+9.0%	948.4
	Americas	-21.1%	-40.7%	150.8
	EMEA	+16.6%	+6.2%	87.3
	Corporate	-7.0%	-7.6%	(47.6)
	Total EBITS	**+4.3%**	**-1.4%**	**1,138.9**
Category	BCS	+6.8%	+7.7%	793.8
	Wine	-1.8%	-16.4%	392.7
	Corporate	-7.0%	-7.6%	(47.6)
	Total EBITS	**+4.3%**	**-1.4%**	**1,138.9**

FOSTER'S

AAP BCS KEY FINANCIALS

Underlying EBITS up 5.7%

		Reported Change	FY 08 $m
Reported	Volume – Total[1]	-3.1%	110.9
	NSR	+3.5%	2,267.8
	EBITS	+8.0%	780.2
Underlying[2]	Volume – Beer[1]	-2.1%	102.9
	Volume – Other[1]	-6.5%	6.5
	Volume – Total[1]	-2.4%	109.4
	NSR	+4.6%	2,230.7
	EBITS	+5.7%	766.1
	EBITS Margin	+38 bps	34.3%

1. *9L cases millions*
2. *Excluding Boag's, asset sale profits and Australian Logistics Transformation costs*

FOSTER'S

AAP BEER KEY BRANDS

Brand	Volume	Net Sales Revenue	
VB	-6.7%	+0.2%	• # 1 beer in Australia[1] • VB return to value growth in fiscal 2008
Carlton Draught	+1.0%	+7.6%	• 6 years of consecutive growth
Pure Blonde	+64.2%	+71.0%	• Australia's fastest growing volume and value brand[1]
Crown	-15.9%	-14.1%	• Price repositioned

1. Source: Nielsen ScanTrack Liquor MAT to June 2008

FOSTER'S

AAP BCS NET SALES REVENUE

Beer net sales revenue per case up 7.9%



2.3
2.2
2.1
2.0
1.9
FY 07 Reported
FY 07 Underlying
Beer Volume
Beer Price / Mix
Cider / Spirits / RTDs
FY 08 Underlying

FOSTER'S

AAP BCS
COST OF SALES

Fiscal 2008 cost of sales increases in line with guidance

FY 08

- Costs in line with guidance range
- Mix adjusted unit cost of sales increased ~3.5%
  - Malt
  - Barley
  - Aluminium
  - Fuel
- North Fremantle closure
- Australian logistics transformation

FY 09

- Mix adjusted unit cost of sales increases expected to be between 4 and 6%
  - Malt
  - Hops
  - Fuel

FOSTER'S

GLOBAL WINE

Currency is the key contributor to earnings decline

Currency

- Approximately $70m net unfavourable impact
- Constant currency wine earnings down 1.8%

Volume

- Distributor inventory realignment
  - 0.9 million cases in Americas (second half)
  - 0.2 million cases in Australia (first half)
- Lower sales of Australian wine in the Americas

Cost of Sales

- Fiscal 2008 constant currency wine unit cost of sales up 1.5%
  - Lower cost Australia vintage 2006
  - Production efficiencies
  - Higher cost Australian vintage 2007
  - Higher glass cost California

FOSTER'S

GLOBAL WINE
KEY FINANCIALS

Good growth in AAP and EMEA

		Constant Currency Change	Reported Currency Change	FY 08 $m
AAP	Volume[1]	-8.7%	-8.7%	10.7
	NSR	-1.8%	-2.1%	676.2
	EBITS	+14.0%	+13.7%	168.2
Americas	Volume[1]	-9.6%	-9.6%	18.0
	NSR	-8.9%	-19.5%	978.3
	EBITS	-22.0%	-41.6%	146.6
EMEA	Volume[1]	+6.1%	+6.1%	10.0
	NSR	+5.7%	-2.0%	431.6
	EBITS	+21.3%	+10.0%	77.9
Total	Volume[1]	-5.7%	-5.7%	38.7
	NSR	-3.9%	-11.1%	2,086.1
	EBITS	-1.8%	-16.4%	392.7

1. 9L cases millions

FOSTER'S

GLOBAL WINE
BRAND PERFORMANCE

	Adjusted Shipment Volume[1]	Shipment Volume	Net Sales Revenue	
BERINGER	-1.4%	-3.6%	-1.5%	• California Collection price increase • Depletions growth net of California Collection
CASTELLO DI GABBIANO	22.8%	10.7%	12.6%	• Strong growth in EMEA • Strong depletions in Americas
LINDEMANS	-0.2%	-5.6%	-3.6%	• Strong growth in EMEA • Cask de-emphasis in Australia
MATUA	20.7%	18.0%	29.3%	• Strong growth in AAP • Increased availability

1. Americas depletions and AAP and EMEA shipments

FOSTER'S

GLOBAL WINE BRAND PERFORMANCE

	Adjusted Shipment Volume[1]	Shipment Volume	Net Sales Revenue	
Penfolds	-3.9%	-7.2%	-5.7%	• Lower availability • Increased prices on super premium and luxury
	-1.5%	-7.2%	-8.2%	• Strong growth in AAP and EMEA
	6.5%	5.6%	5.4%	• Good growth in EMEA and AAP
	0.6%	0.0%	0.8%	• Growth in AAP and EMEA

1. Americas depletions and AAP and EMEA shipments

FOSTER'S

AAP WINE SHIPMENTS

Underlying bottled wine volume up 3.2%



9L cases (m)
12.0
11.5
11.0
10.5
10.0
9.5
9.0
FY 07 Volume
Cask
Distributor Inventory Realignment
Bottled wine
FY 08 Volume

FOSTER'S

AMERICAS WINE DEPLETIONS

Californian portfolio in line with expectations



9L cases (m)
20.0
19.5
19.0
18.5
18.0
17.5
17.0
FY 07 Depletions
Beringer White Zinfandel
Imports
Domestic ex White Zinfandel
FY 08 Depletions

EMEA WINE SHIPMENTS

Continental Europe is the key growth driver



9L cases (m)
10.0
9.5
9.0
FY 07 Volume
Continental Europe
United Kingdom
FY 08 Volume

GLOBAL WINE
COST OF SALES OUTLOOK

Cost of sales increases expected in fiscal 2009

Cost of Sales	• Fiscal 2009 constant currency mix adjusted cost of sales mid to high single digit increase expected – More expensive Australian 2007 and 2008 vintages – Higher glass costs in California
2008 Australian Vintage	• Australian industry vintage up ~25% compared to 2007 vintage[1] • Australian industry remains oversupplied • Foster's grape and bulk wine costs up between 5 and 10%
2008 Californian Vintage	• Californian industry vintage expected to be similar to 2007 • Industry supply in balance

1. Source: Wine Makers Federation of Australia

CURRENCY SENSITIVITIES

	Selected Currency			Wine EBITS $m	Group Profit Before Tax $m
Impact of FX on FY 08		**FY 07**	**FY 08**		
	AUD/USD	78.66	89.60	(52.3)	(21.2)
	AUD/GBP	40.66	44.73	(36.4)	(33.1)
	Other			19.3	19.9
	Total			**(69.6)**	**(34.4)**
FY 09 Indicative Sensitivities		**FY 08**	**Sensitivity**		
	AUD/USD	89.60	1¢ change	5.3	3.1
	AUD/GBP	44.73	1p change	8.9	8.4

CASH FLOW AND NET DEBT

Cash flow after dividends outstanding



$m
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,217.4
Operating cash flow after dividends up 52% to $434m
153.2
147.0
82.0
431.3
7.7
244.5
2402.7

FOSTER'S

CAPITAL STRUCTURE AND DEBT PROFILE

Robust and stable balance sheet

Debt Portfolio



- BBB/Baa2 (Stable Outlook) credit rating
- Gearing 62.4%, Interest cover 8x pre significants, 3x post significants
- 52% fixed, 48% floating
- Gross debt weighted average maturity 7.7 years

Debt Maturity



0

- $1.5 billion of committed liquidity
- $161 million cash on hand
- No debt capital market or term facilities maturing during fiscal 2009

FOSTER'S

Ian Johnston
Acting
Chief Executive Officer



AUSTRALIAN BEER HIGHLIGHTS



Foster's has 7 of Australia's top 10 beer brands[1]

1. Nielsen Scantrack Liquor MAT to June 2008



#1 beer brand[1], return to revenue growth, VB Gold success
6th consecutive year of growth
Fastest growing beer brand by volume and value[1]
Price repositioned, Crown Ambassador release

AUSTRALIAN BEER GROWTH IN GROWTH CATEGORIES

1. Nielsen Scantrack Liquor MAT to June 2008

- Unmatched portfolio of international premium brands
- Corona continues to lead category growth[1]
- Re-launched as a lower carb beer
- Created the low carb segment
- From concept to market in 60 days, firmly established as the leading flavoured beer
- Established the 'green beer' category in Australia


1664
STELLA ARTOIS
Corona Extra
PURE BLONDE
GREEN
DRY

AUSTRALIAN WINE ACCOLADES

- 22 Trophies
- 145 Gold Medals
- 715 Silver and Bronzes

- 135 wines across 24 brands were awarded medals in every show in which they were entered

Penfolds. SEPPELT Annie's Lane SALTRAM WINE ESTATES

MILDARA Coldstream Hills LINDEMANS

FOSTER'S

AUSTRALIAN WINE HIGHLIGHTS

1. Nielsen Scantrack Liquor MAT June 2008


Grew value by better than 25%[1]
New innovation, pour over ice
Created a new low alcohol / low calorie wine
Experienced the largest growth in total retail value for all sparkling wine[1]
Sauvignon Blanc growth
Increased availability

AMERICAS WINE BERINGER CALIFORNIA COLLECTION


Price increase In January
Released in January 2008
Released in July 2008

EMEA WINE HIGHLIGHTS


Growth in the UK
Released in the UK, Benelux, Denmark & Norway
Relaunched in the UK, Finland & Benelux
Lindemans, Wolf Blass, Rosemount and Penfolds all showed growth
Released in the UK, Denmark & Norway

ACTING CEO AGENDA

Acting CEO Mandate

- Protect and drive day to day business performance
- Ensure a smooth transition to the incoming CEO
- Take the "no regrets" decisions to facilitate performance improvement

Priorities

- Beer remains the backbone of Foster's business
- Build volume growth and gain value share
- Reduce business costs
- Continue to build business capability

Outlook

- No earnings guidance subject to wine review outcomes
- Beer market expected to remain resilient
- Wine category remains in growth – but slowing
- Higher wine cost of goods in fiscal 2009
- Strong cash flow to remain a characteristic


FOSTER'S
GROUP


Supplementary Information
FOSTER'S
GROUP

CONTINUING BUSINESS RESULT

	1H 08 $m	2H 08 $m	FY 08 $m	1H 07 $m	2H 07 $m	FY 07 $m
Volume[1]	84.3	71.8	156.1	85.0	77.5	162.5
NSR	2,356.3	2,016.4	4,372.7	2,367.8	2,187.4	4,555.2
EBITDAS	711.8	594.7	1,306.5	683.4	622.3	1,305.7
EBITAS	636.1	505.8	1,141.9	616.6	542.1	1,158.7
EBITS	634.6	504.3	1,138.9	613.2	541.7	1,154.9
EBIT	638.7	502.1	1,140.8	601.8	515.0	1,116.8
Net Profit *(pre-Significant items)*	**398.7**	**318.1**	**716.8**	**355.0**	**314.0**	**669.0**

Continuing business before significant items
[1] 9L cases millions

FOSTER'S

EPS RECONCILIATION

	FY 08 $m	EPS ¢s	FY 07 $m	EPS ¢s
Net profit after tax (before significant items and SGARA)	713.2	36.8	716.1	35.6
Significant Items after tax[1] Profit / (Loss)	(602.9)		277.5	
SGARA after tax	1.4		(27.4)	
Net profit after tax	111.7	5.8	966.2	48.0
Diluted Weighted Average Shares	1,938.3		2,013.5	

[1] Significant Items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations

FOSTER'S

CASH FLOW CONTINUING BUSINESS

	FY 08 $m	FY 07 $m	Change
Continuing business OCFPIT, before Significant Items	1,217.4	1,213.2	
Less: Significant Items	7.3	63.3	
Discontinued Operations	(5.8)	(35.4)	
Dividends Received	0.0	(0.4)	
Reported OCFPIT[1]	1,215.9	1,185.7	
EBITDAS	1,306.5	1,305.7	0.1%
OCFPIT	1,217.4	1,213.2	0.3%
Cash Conversion	93.2%	92.9%	0.3pts

[1] Statutory Operating Cash Flow pre Interest, Tax & Dividends

CONTINUING BUSINESS FREE CASH FLOW PRE SIGNIFICANT ITEMS

	FY 08 $m	FY 07 $m
EBITDAS	1,306.5	1,305.7
Working Capital	(64.2)	(86.5)
Other Items	(24.9)	(6.0)
Continuing OCFPIT before Significants	1,217.4	1,213.2
Dividends Received	-	0.4
Net Interest Paid	(153.2)	(209.7)
Tax Paid	(147.0)	(228.1)
Continuing Net Operating Cash Flows before Significants	917.2	775.8
Net Capex	(52.0)	(144.6)
Dividends Paid[1]	(431.3)	(346.0)
Free Cash Flow after Dividends	433.9	285.2

[1] Excludes the dividend component of the off-market share buy-back completed on 15 October 2007

AUSTRALIA, ASIA AND PACIFIC

	1H 08 $m	2H 08 $m	FY 08 $m	1H 07 $m	2H 07 $m	FY 07 $m
BCS Volume	59.8	51.1	110.9	60.3	54.1	114.4
Wine Volume	5.8	4.9	10.7	6.5	5.2	11.7
Total Volume[1]	65.6	55.9	121.5	66.8	59.3	126.1
BCS NSR	1,217.1	1,050.7	2,267.8	1,155.5	1,034.9	2,190.4
Wine NSR	345.5	330.7	676.2	359.4	331.1	690.5
Total NSR	1,562.6	1,381.4	2,944.0	1,514.9	1,366.0	2,880.9
BCS EBITS	433.4	346.8	780.2	396.3	325.8	722.1
Wine EBITS	82.1	86.1	168.2	55.5	92.4	147.9
Total EBITS	515.5	432.9	948.4	451.8	418.2	870.0
EBIT	520.2	429.7	949.9	442.2	389.0	831.2

[1] *9L cases millions*

FOSTER'S

AMERICAS

	1H 08 $m	2H 08 $m	FY 08 $m	1H 07 $m	2H 07 $m	FY 07 $m
BCS Volume	2.6	2.7	5.3	2.9	2.9	5.8
Wine Volume	10.2	7.8	18.0	9.9	10.0	19.9
Total Volume[1]	12.8	10.4	23.2	12.8	12.9	25.7
BCS NSR	3.0	3.3	6.3	2.2	1.9	4.1
Wine NSR	551.6	426.7	978.3	623.0	592.8	1,215.8
Total NSR	554.6	430.0	984.6	625.2	594.7	1,219.9
BCS EBITS	1.4	2.8	4.2	0.5	2.8	3.3
Wine EBITS	96.9	49.7	146.6	144.4	106.5	250.9
Total EBITS	98.3	52.5	150.8	144.9	109.3	254.2
EBIT	97.7	53.5	151.2	143.1	111.8	254.9

[1] *9L cases millions*

FOSTER'S

EUROPE, MIDDLE EAST AND AFRICA

	1H 08 $m	2H 08 $m	FY 08 $m	1H 07 $m	2H 07 $m	FY 07 $m
BCS Volume	0.6	0.7	1.3	0.7	0.6	1.3
Wine Volume	5.2	4.8	10.0	4.7	4.7	9.4
Total Volume[1]	5.8	5.5	11.3	5.4	5.3	10.7
BCS NSR	6.9	5.6	12.5	7.5	6.7	14.2
Wine NSR	232.2	199.4	431.6	220.2	220.0	440.2
Total NSR	239.1	205.0	444.1	227.7	226.7	454.4
BCS EBITS	4.2	5.2	9.4	5.0	6.4	11.4
Wine EBITS	40.9	37.0	77.9	33.7	37.1	70.8
Total EBITS	45.1	42.2	87.3	38.7	43.5	82.2
EBIT	45.1	42.2	87.3	38.7	43.5	82.2

(1) 9L cases millions

FOSTER'S

GLOBAL WINE

	1H 08 $m	2H 08 $m	FY 08 $m	1H 07 $m	2H 07 $m	FY 07 $m
Volume[1]	21.2	17.5	38.7	21.1	19.9	41.0
NSR	1,129.3	956.8	2,086.1	1,202.6	1,143.9	2,346.5
EBITDAS	266.5	221.3	487.8	275.7	280.2	555.9
EBITAS	221.3	174.1	395.4	236.8	236.2	473.0
EBITS	219.9	172.8	392.7	233.6	236.0	469.6
EBIT	224.0	170.6	394.6	222.2	209.3	431.5
Capex	20.1	59.3	79.4	52.6	72.1	124.7

(1) 9L cases millions

FOSTER'S

GLOBAL BCS

	1H 08 $m	2H 08 $m	FY 08 $m	1H 07 $m	2H 07 $m	FY 07 $m
Volume[1]	63.1	54.4	117.5	63.9	57.6	121.5
NSR	1,227.0	1,059.6	2,286.6	1,165.2	1,043.5	2,208.7
EBITDAS	466.2	392.0	858.2	426.6	367.4	794.0
EBITAS	439.1	355.0	794.1	401.7	335.4	737.1
EBITS	439.0	354.8	793.8	401.6	335.2	736.8
EBIT	439.0	354.8	793.8	401.6	335.2	736.8
Capex	24.7	24.0	48.7	24.8	37.0	61.8

[1] 9L cases millions

FOSTER'S

DEBT SUMMARY

		FY 08 $m	FY 07 $m
Gross Debt	Gross Borrowings	2,584.5	2,874.5
	Debt Issuance Costs	(21.2)	(18.8)
	Fair Value Adjustment to Fixed Debt	66.1	2.1
	Borrowings per Balance Sheet	2,629.4	2,857.8
Net Debt	Cash	(160.9)	(287.5)
	Fair Value of Fixed Rate Debt Hedges	(65.8)	(1.7)
	Net Debt	2,402.7	2,568.6
Debt Portfolio	AUD (A$)	301.1	301.1
	USD (US$)	2,020.5	1,935.0
	GBP (GBP)	80.0	100.0
	Other (A$)	16.4	51.5
	% Fixed – Gross Borrowings	52%	48%
	Weighted average maturity of gross debt	7.7 yrs	8.7 yrs

FOSTER'S

CAPITAL STRUCTURE



Gearing
Group Interest Cover (1)
%
117
78
64
55
63
62
1H 06
FY 06
1H 07
FY 07
1H 08
FY 08
x
4.6
6.0
6.2
7.8
7.9

(1) *EBITS Interest cover*

DEFINITIONS

Exchange rate

Average exchange rates used for profit and loss purposes in the 12 months ended 30 June 2008 are: $A1 = $US 0.8960 (2007: $A1 = $US 0.7866), $A1 = GBP 0.4473 (2007: $A1 = GBP 0.4066). Period end exchange rates used for balance sheet items are: $A1 = $US 0.9617 (2007: $A1 = $US 0.8466), $A1 = GBP 0.4822 (2007: $A1 = GBP 0.4229).

Constant Currency

Throughout this presentation constant currency assumes current and prior period earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

BCS

Beer, Cider, Spirits / Ready To Drink (RTD) category

Discontinued Business

Wine Clubs & Services, Asian brewing businesses and residual Australian Leisure and Hospitality.

Significant Items

Significant items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations

EBIT

Continuing business earnings before interest, tax and significant items.

EBITS

Continuing business earnings before interest, tax, significant items and SGARA.

EBITDAS

Continuing business earnings before interest, tax, depreciation, amortisation, significant items & SGARA.

Continuing business OCFPIT

Continuing business operating cash flow before cash receipts and payments associated with significant items and other one-off transactions and prior to interest and tax.

SGARA

Australian accounting standard AASB141 "Agriculture".


FOSTER'S
GROUP

END